PANORAMA INVESTMENTS CORP.
                          Suite 720 - 999 West Broadway
                          Vancouver, BC Canada V5Z 1K5
                                  (604)730-8882
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                                                                January 13, 2006

Ms. Janice McGuirk
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, D.C. 20549

Re: Amendment No. 2 to Registration Statement on Form 10-SB
    Filed December 15, 2005
    File No. 0-51414

Dear Ms. McGuirk,

In response to your letter of January 12, 2006 we have filed, via EDGAR, the third amendment to our Registration Statement and provide this cover letter to assist you in your further review. We have also forwarded marked copies of the amendment to you via mail as requested.

SALES AND MARKETING, PAGE 7

1.   We have removed the statement that "we anticipate this will change dramatically over the next twelve months...."

ADVERTISING

2. We have disclosed that we plan to include Metohos magazine in our March advertising campaign.

3. As we do not plan to launch our advertising campaign until March we have not executed an agreement with Metohos magazine as yet and thus have no agreement to file as an exhibit or material provisions to outline. Our plan is to include Metohos magazine in our advertising campaign however there is no guarantee that we will be able to do so.

Sincerely,


/s/ Connie Linder
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Connie Linder
President & Director